SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2007

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F            X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                         No            X

ON OCTOBER 15, 2007, KOOKMIN BANK FURNISHED A PUBLIC NOTICE REGARDING THE CONVOCATION OF ITS EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON OCTOBER 31, 2007.

THE AGENDA FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON OCTOBER 31, 2007 WAS ALSO RELEASED THROUGH TWO KOREAN DAILY NEWSPAPERS, AND THE DETAILED CONTENTS OF SUCH AGENDA ARE ALSO CURRENTLY BEING DISTRIBUTED TO SHAREHOLDERS OF KOOKMIN BANK FOR THEIR REFERENCE AS THEY EXERCISE THEIR VOTING RIGHTS.

AGENDUM 1. APPOINTMENT OF EXECUTIVE DIRECTOR(S)	3

AGENDUM 2. APPOINTMENT OF NON-EXECUTIVE DIRECTOR(S)	4

2

Agenda for Extraordinary General Meeting of

Shareholders

AGENDUM 1. APPOINTMENT OF EXECUTIVE DIRECTOR(S)

List of Executive Director Nominees

Name (Date of Birth)	Current Position	Career	Relationship with the largest shareholder	Transactions with the Bank during the past 3 years	Recommended by
Chung Won Kang (12/19/1950)	President & CEO, Kookmin Bank	• Chief Country Officer, Bankers Trust Group, Korea • Chief Country Officer, Deutsche Bank Group, Korea • President & CEO, former Seoul Bank	None	None	President Nominating Committee

AGENDUM 2. APPOINTMENT OF NON-EXECUTIVE DIRECTOR(S)

List of Non-Executive Director Nominees

Name (Date of Birth)	Current Position	Career	Relationship with the largest shareholder	Transactions with the Bank during the past 3 years	Recommended by
Chee Joong Kim (12/11/1955)	Partner, Barun Law	• Presiding Judge, Seoul Eastern District Court • Presiding Judge, Seoul Administrative Court • Presiding Judge, Patent Court • Presiding Judge, Seoul High Court	None	None	Non-Executive Director Nominating Committee

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: October 15, 2007	By:	/s/ Kap Shin
(Signature)

	Name:	Kap Shin
	Title:	CFO / Senior EVP
Executive Director